UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Madison Strategic Sector Premium Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

558268108
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,371,629
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,371,629
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.66%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 16,450
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 16,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 558268108

Item 1.	Security and Issuer.

This statement relates to the Common Stock of Madison Strategic Sector Premium Fund (the "Shares"). The address of the principal executive offices of the Issuer is Madison Funds, 550 Science Dr., Madison, WI 53711 ..

CUSIP NO. 558268108

Item 2.	Identity and Background.

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by The Karpus Family Foundation, Inc. and Karpus Investment Management Profit Sharing Plan Fund C- Growth Common Stock Fund (collectively, the "Karpus Entities").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 558268108

Item 3.	Source and Amount of Funds or Other Consideration..

Karpus, an independent registered investment advisor, has accumulated 1,371,629 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 23.66% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 1,371,629 Shares beneficially owned by Karpus Investment Management is approximately $15,494,189, excluding brokerage commissions.

The aggregate purchase price of the 16,450 Shares held by Mr. Karpus and the Karpus Entities is approximately $170,563, excluding brokerage commissions.

CUSIP NO. 558268108

Item 4.	Purpose of Transaction..

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since July 10, 2015.

On February 8, 2017, Karpus sent a letter containing a stockholder proposal to terminate the Investment Advisory Agreement between the Fund and Madison Asset Management, LLC. A copy of the letter is attached as Exhibit 99.1.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

CUSIP NO. 558268108

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,798,291 Shares outstanding, which is the total number of Shares outstanding as of February 8, 2017 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on September 7, 2016.

A ..	Karpus Investment Management

(a)	As of the close of business on February 8, 2017 , Karpus Investment Management beneficially owned 1,371,629 Shares held in the Accounts.

Percentage: 23.66%

(b)	1. Sole power to vote or direct vote: 1,371,629
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 1,371,629
4. Shared power to dispose or direct the disposition: -

The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and are incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on February 8, 2017 , George W. Karpus beneficially owned - Shares. In addition, George W. Karpus may be deemed to beneficially own the 16,450 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -
2. Shared power to vote or direct vote: 16,450
3. Sole power to dispose or direct the disposition: -
4. Shared power to dispose or direct the disposition: 16,450

Mr. Karpus nor the Karpus Entities had any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 558268108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 8, 2017, Karpus sent a 14a-8 shareholder propsal to the Fund, referenced in Item 4, above, and attached as Exhibit 99.1 hereto.

On February 8, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 558268108

Item 7.	Material to be Filed as Exhibits..

99.1	14a-8 Shareholder Proposal sent to the Fund on February 8, 2017

99.2	Joint Filing Agreement By and Between Karpus Management, Inc. and George W. Karpus, dated February 8, 2017.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 558268108

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	700 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 558268108

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	374	$11.95	12/8/2016
Sale of Common Stock	(1,954)	$11.78	12/14/2016
Purchase of Common Stock	3,614	$11.79	12/16/2016
Purchase of Common Stock	570	$11.87	12/20/2016
Purchase of Common Stock	925	$11.67	12/21/2016
Sale of Common Stock	(560)	$11.82	12/23/2016
Sale of Common Stock	(300)	$11.92	2/1/2017

EXHIBIT 99.1

14a-8 Shareholder Proposal Sent to the Fund on February 8, 2017

VIA FEDERAL EXPRESS & ELECTRONIC MAIL      February 8, 2017

Madison Strategic Sector Premium Fund
Attn: Holly S. Baggot, Secretary
550 Science Drive
Madison, Wisconsin 53711

Re: 14a-8 Shareholder Proposal for the Madison Strategic Sector Premium Fund ("MSP" or the "Fund")

Ms. Baggot:
This letter shall serve as notice to the Madison Strategic Sector Premium Fund ("MSP" or the "Fund"), as to Karpus Management, Inc.'s ("Karpus") timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to MSP shareholders at the Fund's next annual shareholders' meeting anticipated to be held in September 2017, or any postponement or adjournment thereof (the "Meeting").

Karpus' binding 14a-8 shareholder proposal (the "Proposal") is as follows:

  BE IT RESOLVED, that the Investment Advisory Agreement between the Madison Strategic Sector Premium Fund ("MSP" or the "Fund") and Madison Asset Management, LLC ("MAM" or the "Adviser") shall be terminated.

  Supporting Statement

  MAM has been the Fund's Adviser since inception. MSP is one of two closed-end funds that is advised by MAM. In a closed-end fund, an investment adviser's job is to manage a Fund's assets and a Board's job is to manage the investment adviser, a fund's discount, and act in all shareholders' interests.

  With respect to MAM's performance as the Adviser of MSP, the Fund's net asset value has underperformed its stated benchmark over the last 3, 7 and 10 year time periods ending 12/31/2016, while only slightly outperforming over the 5 year period. On top of this, the Fund has also underperformed the broader stock market as a whole, as measured by the S&P 500 Index over the last 1, 3, 5, 7 & 10 year time periods (Source: Bloomberg Finance, L.P.).

  In recent press releases, the Board focused on Q3 2016 and YTD performance, stating that the Fund had outperformed. While that may be the case, they looked at particularly short time periods and when longer periods are examined (as noted above), an extremely different picture is readily apparent.

  Adding fuel to the fire, shareholders of the Fund also continue to face limited liquidity for this underperformance despite being formally asked by shareholders (via a non-binding proposal) to take a specific action or set of actions at the Fund's 2016 shareholder meeting.

  The Fund is likely to come up with a litany of arguments against our proposal but the simple fact of the matter is that the current manager has not been able to provide attractive performance for the Fund and the Adviser's history of shareholder relations can be best described as unresponsive and manager-centered (as opposed to open and shareholder centered). It is our belief that the Manager has been given ample time to prove its value to the Fund's shareholders. Based on the foregoing, we believe it has fallen short of being able to do so.

  It is clear that the time for change is now! If you agree and believe the Fund should terminate its Investment Advisory Agreement with Madison Asset Management, LLC to provide the opportunity to replace them with a manager more focused on shareholder value, please vote FOR this Proposal. If approved, the Board cannot choose whether to implement this Proposal.

  END OF PROPOSAL

As is required by Rule 14a-8, attached as Exhibits 1 and 2 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

/s/

Brett D. Gardner
Senior Corporate Governance Analyst

cc: Lisa R. Lange, Chief Legal Officer & Chief Compliance Officer

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the Madison Strategic Sector Premium Fund. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

February 8, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS